# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Joint Stock Co Kaspi.kz, CIK 0001985487
CUSIP: 48581R205
Title of class of securities: American depositary shares, no par value, each representing one common share of the Issuer, no par value ("ADSs")
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118002
Filed by CIK 0002025162

## Reporting persons
- Asia Equity Partners Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,106,927; sole dispositive power 0; shared dispositive power 7,106,927; aggregate amount beneficially owned 7,106,927 (3.7% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and six months ended June 30, 2026, as set out in the Issuer's Form 6-K furnished with the Securities and Exchange Commission (the "SEC") on August 12, 2026.
- Baring Fintech Nexus Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,106,927; sole dispositive power 0; shared dispositive power 7,106,927; aggregate amount beneficially owned 7,106,927 (3.7% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and six months ended June 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on August 12, 2026.
- Baring Fintech Private Equity Fund III L.P.1: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,106,927; sole dispositive power 0; shared dispositive power 7,106,927; aggregate amount beneficially owned 7,106,927 (3.7% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and six months ended June 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on August 12, 2026.
- Baring Fintech Fund III (GP) LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,106,927; sole dispositive power 0; shared dispositive power 7,106,927; aggregate amount beneficially owned 7,106,927 (3.7% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and six months ended June 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on August 12, 2026.
- Baring Fintech Fund III Managers Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,106,927; sole dispositive power 0; shared dispositive power 7,106,927; aggregate amount beneficially owned 7,106,927 (3.7% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and six months ended June 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on August 12, 2026.

## Item 1. Issuer
Name of issuer: Joint Stock Co Kaspi.kz
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, 1P 050013

## Item 2. Person Filing
Name of person filing:
This filing is being made on behalf of (collectively, the "Reporting Persons"):

Asia Equity Partners Limited ("AEPL");

Baring Fintech Nexus Limited ("BFNL");

Baring Fintech Private Equity Fund III L.P.1 ("BF Fund III L.P.1");

Baring Fintech Fund III (GP) LP ("BF Fund III (GP) LP"); and

Baring Fintech Fund III Managers Limited ("BF Fund III ML").
Address of principal business office or, if none, residence: The principal business office of each of AEPL and BFNL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. The principal business office of each of BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML is Ground Floor, Plaza House, Admiral Park, St Peter Port, Guernsey GY1 2HU, Channel Islands.
Citizenship: AEPL, BFNL and BF Fund III ML are non-cellular companies organized under the laws of Guernsey. BF Fund III L.P.1 and BF Fund III (GP) LP are partnerships organized under the laws of Guernsey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on 190,027,266 common shares of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and six months ended June 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on August 12, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

7,106,927 ADSs are owned directly by AEPL and may be deemed to be beneficially owned by BFNL, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML because (i) BFNL is the controlling shareholder of AEPL, (ii) BF Fund III L.P.1 is the controlling shareholder of BFNL, (iii) BF Fund III (GP) LP is the general partner of BF Fund III L.P.1 and (iv) BF Fund III ML is the general partner of BF Fund III (GP) LP. Voting and investment control over the ADSs held by AEPL is exercised by the board of directors of AEPL, which is comprised of Gillian Newton, Julian Timms and Holly Nielsen. Each of the Reporting Persons (other than AEPL), each member of the board of directors of AEPL and each of the affiliated entities of the Reporting Persons and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by AEPL.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, dated as of August 13, 2026, among AEPL, BFNL, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML.

## Signatures
- Asia Equity Partners Limited: /s/ Julian Timms, Julian Timms, Director (08/13/2026)
- Baring Fintech Nexus Limited: /s/ Julian Timms, Julian Timms, Director (08/13/2026)
- Baring Fintech Private Equity Fund III L.P.1: /s/ Julian Timms, Julian Timms, Director, on behalf of Baring Fintech Fund III Managers Limited (08/13/2026)
- Baring Fintech Fund III (GP) LP: /s/ Julian Timms, Julian Timms, Director, on behalf of Baring Fintech Fund III Managers Limited (08/13/2026)
- Baring Fintech Fund III Managers Limited: /s/ Julian Timms, Julian Timms Director (08/13/2026)